Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800
March 5, 2010
VIA EDGAR CORRESPONDENCE
Houghton R. Hallock, Jr.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”) (File Nos. 033-02659; 811-04556)
To the Commission:
Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000930413-09-006371) on December 22, 2009 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Margaret A. Cullem-Fiore on February 23, 2010. Set forth below are the SEC comments and the Registrant’s responses.
1.	Comment: Summary — Fee Table: The line item in the Fee Table that currently states “Net operating expenses” should be revised to state “Total annual fund operating expenses after expense reduction” to more closely respond to Form N-1A instructions.

Response: The disclosure has been updated accordingly.

2.	Comment: Summary — Fee Table: Supplementally, please confirm that the Expense Limitation Agreement clearly defines the 36-month recapture provision, and that the language is accurately reflected in “footnote a” of the Fee Table.

Response: The Registrant confirms that the fee table footnote language is accurate.

3.	Comment: Summary — Fee Table: Supplementally, please explain the sentence in “footnote a” of the Fee Table for certain funds that states “The fund may not recapture any fees waived and/or reimbursed prior to March 1, 2008.”

Response: The statement applies to specific funds that were not included in the recapture program outlined in the Expense Limitation Agreement. Such funds were added to the program effective March 1, 2008; however, the funds could not go back and recapture expenses waived prior to March 1, 2008.

4.	Comment: Summary — Hypothetical Expense Example: A typographical error appears in the disclosure.

Response: The disclosure has been updated accordingly.

5.	Comment: Summary — Principal Investment Strategies: Clarify in each “Principal Investment Strategy” section of a fund the strategy of investing in cash and whether this is considered a “defensive” policy.

Please be specific in defining certain policies and strategies (also applies to corresponding Item 9 disclosure relating to each fund).

Response: The disclosure has been updated accordingly where applicable.

6.	Comment: Summary — Risks: Please condense all risk disclosure where possible.

Response: The disclosure has been updated accordingly.

7.	Comment: General: Supplementally, please confirm that the fundamental policy regarding a 60-day notice for investment policy changes is clearly defined in the prospectus.

Response: The Registrant confirms that the appropriate disclosure is included in the prospectus.

8.	Comment: Summary — Performance Table: Please show in the table “10 Years or Inception” instead of “Life of Fund.”

Response: The disclosure has been updated accordingly.

9.	Comment: Summary — Purchase of Shares: Please condense this section to more closely respond to Form N-1A instructions.

Response: The disclosure has been updated accordingly.
On behalf of the Registrant, it is hereby acknowledged that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Any comments or questions on this filing should be directed to the undersigned at (727) 299-1803.

Very truly yours,

/s/ Margaret A. Cullem-Fiore

Margaret A. Cullem-Fiore
Vice President and Senior Counsel
Transamerica Asset Management, Inc.

2